Enstar Group Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor, 18 Queen Street
Hamilton HM JX, Bermuda
December 9, 2009
Via EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Enstar Group Limited Form 10-K for the Period Ended December 31, 2008 Filed March 5, 2009 File No. 001-33289
Dear Mr. Rosenberg:
As our outside securities counsel has indicated to Kei Ino, we respectfully request an extension of time to respond to the comments in your letter dated December 4, 2009 relating to the above referenced filing.
In light of our key personnel’s travel schedule and focus on the approaching end of the fiscal year, we are requesting this extension to allow us the additional time to consider the Staff’s comments, consult with our independent public accounting firm and to prepare appropriate responses. As indicated to Ms. Ino, we intend to provide our response on or before January 15, 2010. Thank you for your consideration.

Sincerely,
/s/ Richard J. Harris
Richard J. Harris
Chief Financial Officer
cc: Robert C. Juelke, Esq. (Drinker Biddle & Reath LLP)